U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

Commission File Number: 001-34661

DEHAIER MEDICAL SYSTEMS LIMITED

Dehaier Medical Systems Limited

Room 501, 83 Fuxing Road

Haidian District, Beijing 100856

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Explanatory Note:

On July 31, 2016, the Registrant’s wholly owned subsidiary Beijing Dehaier Medical Technology Co., Limited (“BDL”) entered into a Loss Absorption Agreement Termination (“VIE Termination”) with the Registrant’s variable interest entity (“VIE”) Beijing Dehaier Technology Co., Limited (“BTL”). According to the VIE Termination, the Loss Absorption Agreement (the “VIE Agreement”) among BDL, BTL and its shareholders Ping Chen, Bao Xian, Weibing Yang, Jian Sun, Zheng Liu and Yong Wang dated as of March 3, 2010 is terminated effective July 31, 2016. There is no relationship between BTL and the Registrant and its other subsidiaries after the effectiveness of the VIE Termination.

The VIE Agreement was originally entered to provide for BDL’s guarantee of expenses and losses of BTL and clarify matters in connection with BTL’s operation. As a result of entry into the VIE Agreement, BTL was considered the VIE of BDL and, as a consequence, the financial statements of the Registrant included the financial results of BTL. The result of entry into the VIE Termination is to terminate the treatment of BTL as a VIE of the Registrant. Moving forward, the financial results of BTL will not be included in the financial statements of the Registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEHAIER MEDICAL SYSTEMS LIMITED

August 18, 2016	By:	/s/ Ping Chen
Ping Chen
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer